MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

April 24, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Life Insurance Company Request to Withdraw Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for MEMBERS Horizon Variable Separate Account File Nos. 333-207276/811-23092

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, MEMBERS Life Insurance Company (the “Company”), on behalf of MEMBERS Horizon Variable Separate Account (the “Account”), respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for the Account (File No. 333-207276) together with all exhibits (the “Amendment”) as filed with the SEC on April 20, 2018 (Accession No. 0001209286-18-000265).

The Company is requesting to withdraw the Amendment since it inadvertently filed the Amendment under an incorrect Submission Type. The Company plans to file a new post-effective amendment to the Registration Statement on Form N-4 for the Account with the correct Submission Type. No securities have been sold based on the Amendment.

If you have questions regarding this request, please contact Thomas E. Bisset at Eversheds-Sutherland (US) LLP, outside counsel to the Company, at 202.383.0118.

Sincerely,

/s/Ross D. Hansen
Ross D. Hansen

cc:	Thomas Bisset